UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-42468

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Hong Kong Pharma Digital Technology Holdings Limited
(Registrant’s Name)

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Room B1, 5/F., Well Town Industrial Building,
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Annual General Meeting of Shareholders

On November 24, 2025, Hong Kong Pharma Digital Technology Holdings Limited (the “Company”) announced that it will hold an annual general meeting of shareholders (the “Meeting”) on December 12, 2025 at 10:00 a.m., Hong Kong Time (December 11, 2025, at 9:00 p.m., Eastern Time). The Meeting will be held at Room B1, 5/F., Well Town Industrial Building, 13 Ko Fai Road, Yau Tong, Kowloon, Hong Kong.

In connection with the annual general meeting of shareholders of the Company, the Company hereby furnishes the following documents which are incorporated by reference herein:

Exhibits

Exhibit No.	Description
99.1	Proxy Statement and Notice of Annual General Meeting of Shareholders, dated November 24, 2025
99.2	Form of Proxy Card of Annual General Meeting of Shareholders
99.3	Hong Kong Pharma Digital Technology Holdings Limited 2025 Equity Incentive Plan
99.4	Form of fourth amended and restated memorandum and articles of association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hong Kong Pharma Digital Technology Holdings Limited
By:	/s/ Chenyu Liang
Name:	Chenyu Liang
Title:	Director and Chief Executive Officer

Date: November 24, 2025

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